

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 26, 2023

Christopher Giordano
President and Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, North Carolina 27517

> **Re: Tenax Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 23, 2023**
> **File No. 333-269363**

Dear Christopher Giordano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: S. Halle Vakani, Esq.